UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2018

Guadalajara, Jalisco, Mexico, February 21, 2019 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended December 31, 2018. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 4Q18 vs. 4Q17

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 507.4 million, or 18.1%. Total revenues increased by Ps. 670.4 million, or 21.8%.

•	Cost of services increased by Ps. 54.3 million, or 8.3%.

•	Operating income increased by Ps. 349.6 million, or 23.1%.

•	EBITDA increased by Ps. 369.1 million, or 19.4%. EBITDA margin (excluding the effects of IFRIC 12) increased from 67.6% in 4Q17 to 68.4% in 4Q18.

•	Net income and comprehensive income increased by Ps. 115.5 million, or 8.9%.

Operating Results

During 4Q18, total terminal passengers in the Company’s 13 airports increased by 947.3 thousand passengers, or 9.0%, compared to 4Q17. Over the same period, domestic passenger traffic increased by 617.7 thousand passengers, while international passenger traffic increased by 329.6 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s consolidated results.

During 4Q18, the following routes opened:

Domestic Routes:

Airline	Departure	Arrival	Opening date	Frequencies
VivaAerobus	Morelia	Monterrey	October 2, 2018	2 weekly frequencies
Volaris	Tijuana	Zihuatanejo	October 15, 2018	2 weekly frequencies
Volaris	Tijuana	Tuxtla Gutierrez	October 17, 2018	2 weekly frequencies
Volaris	Tijuana	Huatulco	October 18, 2018	2 weekly frequencies
VivaAerobus	Morelia	Tijuana	October 26, 2018	3 weekly frequencies
TAR	Hermosillo	Tijuana	November 8, 2018	2 weekly frequencies
Volaris	Aguascalientes	Mexico City	November 15, 2018	1 weekly frequency
Volaris	Guanajuato	Juarez	November 15, 2018	3 weekly frequencies
Volaris	Guanajuato	Los Cabos	November 15, 2018	3 weekly frequencies
Volaris	Guanajuato	Puerto Vallarta	November 15, 2018	3 weekly frequencies
Volaris	Guanajuato	Mexico City	November 16, 2018	6 weekly frequencies
Volaris	Guanajuato	Merida	November 16, 2018	2 weekly frequencies
Volaris	Guanajuato	Mexicali	November 17, 2018	2 weekly frequencies
Volaris	Guadalajara	Puerto Escondido	November 29, 2018	2 weekly frequencies
Volaris	Guadalajara	Tapachula	December 1, 2018	3 weekly frequencies
Aeromexico	Tijuana	Chihuahua	December 15, 2018	5 weekly frequencies
Aeromexico	Tijuana	Juarez	December 15, 2018	5 weekly frequencies
Aeromexico	Tijuana	Culiacan	December 15, 2018	4 weekly frequencies

Note: The frequencies and available seats on these routes are subject to change without notice.

International Routes:

Airline	Departure	Arrival	Opening date	Frequencies
Nordwind	Montego Bay	Moscow	October 26, 2018	1 weekly frequency
United	Guanajuato	Chicago O´Hare	October 29, 2018	1 weekly frequency
Eurowings	Montego Bay	Düsseldorf	October 31, 2018	1 weekly frequency
WestJet	Montego Bay	Calgary	November 3, 2018	1 weekly frequency
Southwest	Los Cabos	Chicago Midway	November 4, 2018	3 weekly frequencies
Volaris	Guanajuato	Sacramento	November 16, 2018	2 weekly frequencies
Volaris	Guadalajara	Albuquerque	November 17, 2018	2 weekly frequencies
Volaris	Guanajuato	San Jose California	November 17, 2018	2 weekly frequencies
Frontier	Montego Bay	Raleigh	November 17, 2018	2 weekly frequencies
Volaris	Guadalajara	Charlotte	November 22, 2018	2 weekly frequencies
Frontier	Los Cabos	Las Vegas	December 15, 2018	1 weekly frequency
COPA	Puerto Vallarta	Panama City	December 16, 2018	2 weekly frequencies
Swoop	Montego Bay	Hamilton	December 16, 2018	2 weekly frequencies
Spirit	Montego Bay	Detroit	December 20, 2018	3 weekly frequencies
Sunwing	Montego Bay	Sudbury	December 20, 2018	1 weekly frequency
Sunwing	Puerto Vallarta	Quebec City	December 20, 2018	1 weekly frequency
Sunwing	Los Cabos	Ottawa	December 27, 2018	1 weekly frequency

Note: The frequencies and available seats on these routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

Airport	4Q17	4Q18	Change	12M17	12M18	Change
Guadalajara	2,473.7	2,687.6	8.6%	9,045.6	10,313.5	14.0%
Tijuana 1	1,282.9	1,367.5	6.6%	5,135.9	5,501.8	7.1%
Los Cabos	380.6	415.4	9.2%	1,471.6	1,672.2	13.6%
Puerto Vallarta	353.6	388.9	10.0%	1,429.4	1,605.3	12.3%
Montego Bay	2.2	1.7	(21.3%)	8.9	8.5	(4.8%)
Guanajuato	359.2	467.0	30.0%	1,307.8	1,654.3	26.5%
Hermosillo	429.1	428.4	(0.2%)	1,562.9	1,674.9	7.2%
Mexicali	243.3	305.5	25.6%	798.5	1,132.6	41.8%
La Paz	215.6	236.8	9.9%	837.6	914.9	9.2%
Aguascalientes	145.3	171.1	17.7%	577.6	676.8	17.2%
Morelia	82.9	114.1	37.7%	322.7	369.2	14.4%
Los Mochis	86.6	88.8	2.6%	342.2	338.5	(1.1%)
Manzanillo	25.7	25.2	(1.9%)	101.1	97.2	(3.8%)
Total	6,080.4	6,698.1	10.2%	22,941.7	25,959.8	13.2%

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

Airport	4Q17	4Q18	Change	12M17	12M18	Change
Guadalajara	927.9	1,012.7	9.1%	3,762.4	4,038.0	7.3%
Tijuana 1	545.7	689.5	26.3%	1,967.4	2,333.3	18.6%
Los Cabos	825.6	868.5	5.2%	3,438.2	3,576.8	4.0%
Puerto Vallarta	772.3	776.7	0.6%	3,093.2	3,161.7	2.2%
Montego Bay	1,028.1	1,076.8	4.7%	4,216.8	4,474.0	6.1%
Guanajuato	180.3	165.8	-8.0%	647.9	684.5	5.7%
Hermosillo	16.6	17.6	6.2%	64.9	68.8	5.9%
Mexicali	1.4	1.6	13.7%	5.5	5.9	7.2%
La Paz	2.6	3.2	22.0%	10.9	11.4	5.0%
Aguascalientes	43.9	47.5	8.2%	176.6	191.7	8.6%
Morelia	74.2	89.6	20.8%	296.1	360.4	21.7%
Los Mochis	1.6	1.5	(5.3%)	6.4	6.3	(1.2%)
Manzanillo	17.7	16.3	(7.6%)	80.9	75.3	(6.9%)
Total	4,437.6	4,767.1	7.4%	17,767.0	18,988.2	6.9%

1 CBX users are classified as international passengers.

Total Terminal Passengers (in thousands):

Airport	4Q17	4Q18	Change	12M17	12M18	Change
Guadalajara	3,401.6	3,700.3	8.8%	12,808.0	14,351.6	12.1%
Tijuana 1	1,828.6	2,057.0	12.5%	7,103.2	7,835.1	10.3%
Puerto Vallarta	1,206.2	1,283.9	6.4%	4,909.7	5,249.0	6.9%
Los Cabos	1,125.9	1,165.5	3.5%	4,522.6	4,767.1	5.4%
Montego Bay	1,030.2	1,078.6	4.7%	4,225.7	4,482.5	6.1%
Guanajuato	539.4	632.7	17.3%	1,955.6	2,338.8	19.6%
Hermosillo	445.6	446.0	0.1%	1,627.8	1,743.8	7.1%
Mexicali	244.7	307.2	25.6%	804.0	1,138.5	41.6%
La Paz	218.2	240.0	10.0%	848.5	926.3	9.2%
Aguascalientes	189.2	218.6	15.5%	754.2	868.5	15.2%
Morelia	157.1	203.7	29.7%	618.8	729.6	17.9%
Los Mochis	88.3	90.3	2.3%	348.5	344.8	(1.1%)
Manzanillo	43.3	41.5	(4.2%)	182.0	172.5	(5.2%)
Total	10,518.3	11,465.3	9.0%	40,708.5	44,947.9	10.4%

1 CBX users are classified as international passengers.

CBX Users (in thousands):

	4Q17	4Q18	Change	12M17	12M18	Change
CBX Users	530.8	675.4	27.2%	1,922.0	2,261.5	17.7%

Consolidated Results for the Fourth Quarter of 2018 (in thousands of pesos):

	4Q17	4Q18	Change
Revenues
Aeronautical services	2,141,338	2,463,008	15.0%
Non-aeronautical services	665,453	851,166	27.9%
Improvements to concession assets (IFRIC 12)	262,705	425,757	62.1%
Total revenues	3,069,496	3,739,931	21.8%

Operating costs
Costs of services:	651,354	705,634	8.3%
Employee costs	181,638	188,514	3.8%
Maintenance	208,318	186,767	(10.3%)
Safety, security & insurance	89,158	101,706	14.1%
Utilities	70,440	93,440	32.7%
Other operating expenses	101,800	135,207	32.8%

Technical assistance fees	88,807	107,773	21.4%
Concession taxes	247,468	274,274	10.8%
Depreciation and amortization	386,376	405,887	5.0%
Cost of improvements to concession assets (IFRIC 12)	262,705	425,757	62.1%
Other expenses (income)	(78,967)	(40,708)	(48.4%)
Total operating costs	1,557,743	1,878,617	20.6%
Income from operations	1,511,753	1,861,314	23.1%

Financial Result	(231,861)	(128,150)	(44.7%)
Share of profit (loss) of associates	(14,829)	(100)	99.3%
Income before income taxes	1,265,063	1,733,065	37.0%
Income taxes	(301,684)	(537,798)	78.3%
Net income	963,379	1,195,265	24.1%
Currency translation effect	334,217	216,170	(35.3%)
Remeasurements of employee benefit – net income tax	(1,976)	(304)	(84.6%)
Comprehensive income	1,295,620	1,411,131	8.9%
Non-controlling interest	(64,936)	(48,923)	24.7%
Comprehensive income attributable to controlling interest	1,230,684	1,362,208	10.7%

	4Q17	4Q18	Change
EBITDA	1,898,129	2,267,200	19.4%
Comprehensive income	1,295,620	1,411,131	8.9%
Comprehensive income per share (pesos)	2.3095	2.5154	8.9%
Comprehensive income per ADS (US dollars)	1.1762	1.2811	8.9%

Operating income margin	49.3%	49.8%	1.1%
Operating income margin (excluding IFRIC 12)	53.9%	56.2%	4.3%
EBITDA margin	61.8%	60.6%	(2.0%)
EBITDA margin (excluding IFRIC 12)	67.6%	68.4%	1.2%
Costs of services and improvements / total revenues	29.8%	30.3%	1.6%
Cost of services / total revenues (excluding IFRIC 12)	23.2%	21.3%	(8.3%)

- Net income and comprehensive income per share are calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6350 per U.S. dollar (the noon buying rate on December 31, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.8333 per U.S. dollar for the three months ended December 31, 2018 was used.

Revenues (4Q18 vs 4Q17)

•	Aeronautical services revenues increased by Ps. 321.7 million, or 15.0%.
•	Non-aeronautical services revenues increased by Ps. 185.7 million, or 27.9%.
•	Revenues from improvements to concession assets increased by Ps. 163.1 million, or 62.1%.
•	Total revenues increased by Ps. 670.4 million, or 21.8%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 285.8 million, or 15.5%, compared to 4Q17, generated mainly by a 9.5% increase in passenger traffic, as well as higher passenger fees after adjustments for inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 35.9 million, or 11.9%, compared to 4Q17. This was mainly due to a 4.7% increase in passenger traffic, an increase in passenger fees due to inflation and the 4.7% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 18.9349 in 4Q17 to an average exchange rate of Ps. 19.8333 in 4Q18.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 168.6 million, or 31.0%, compared to 4Q17, mainly driven by an increase of Ps. 62.5 million in revenues from businesses operated directly by the Company. This was due to a 44.5% increase in the number of visitors at the VIP lounges and an increase in car parking and advertising revenues. Revenues from businesses operated by third parties increased by Ps. 104.0 million, due to the opening of commercial spaces, mainly at the Guadalajara and Tijuana airports. Revenues in dollars from VIP lounges, timeshares, duty-free stores and car rentals rose by a combined 19.4%. Upon conversion to pesos, these revenues increased by Ps. 43.4 million, or 25.0%, as a result of the 4.7% depreciation of the average peso exchange rate versus the U.S. dollar during the quarter.

ii.	Revenues from the Montego Bay airport increased by Ps. 17.1 million, or 14.1%, compared to 4Q17, driven mainly by an 8.4% increase in revenues from duty-free stores, retail stores, leasing of spaces and food and beverages, as well as the 4.7% of peso depreciation against the U.S. dollar during the quarter.

	4Q17	4Q18	Change
Businesses operated by third parties:
Leasing of space	53,035	61,179	15.4%
Car rentals	57,059	89,061	56.1%
Food and beverage operations	58,806	87,411	48.6%
Retail operations	75,698	85,696	13.2%
Duty-free operations	93,519	124,625	33.3%
Timeshares operations	42,645	50,858	19.3%
Ground transportation	31,444	34,233	8.9%
Communications and financial services	17,891	21,585	20.6%
Other commercial revenues	19,173	14,852	(22.5%)
Total	449,269	569,500	26.8%

Businesses operated directly by us:
Car parking	70,839	81,009	14.4%
Advertising	36,087	53,334	47.8%
VIP lounges	41,708	67,573	62.0%
Convenience stores	19,688	29,151	48.1%
Total	168,323	231,067	37.3%
Recovery of costs	47,862	50,599	5.7%
Total Non-aeronautical Revenues	665,453	851,166	27.9%

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1] (IFRIC 12) increased by Ps. 163.1 million, or 62.1%, compared to 4Q17, mainly due to an increase in improvements to concession assets at the Montego Bay airport of Ps. 166.8 million, or 252.2%, compared to 4Q17. This effect was offset by a decline in committed investments under the Master Development Program for the Mexican airports for 2018, which resulted in a decrease of Ps. 3.7 million, or 1.9%, compared to 4Q17.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 320.9 million, or 20.6%, compared to 4Q17, mainly due service costs comprised of the following:

-	Operating Costs at the Mexican airports rose by Ps. 104.2 million, or 8.7%, mainly due to an increase in cost of services of Ps. 40.9 million, or 7.6%, depreciation and amortization of Ps. 14.4 million, as well as Ps. 41.5 million in costs for technical assistance and concession assets, which was offset by a decrease in improvements to concession assets (IFRIC 12) of Ps. 3.7 million or 1.9%. The increase in cost of services was mainly due to:

•	Higher employee costs of Ps. 7.0 million, or 4.7%, compared to 4Q17, due to an increase in personnel count and salary adjustments.
•	An increase in safety, security and insurance costs of Ps. 6.4 million, or 8.8%, compared to 4Q17, due to a higher personnel count at the airports following an increase in the number of security checkpoints in order to decrease access times.
•	An increase in utility costs of Ps. 19.2 million, or 42.3%, compared to 4Q17, mainly due to higher energy prices.
•	Other operating expenses increased by Ps. 28.0 million, or 31.8%, compared to 4Q17, mainly due to higher professional services fees, legal services, consulting services, cost of sales in convenience stores and reserve for doubtful accounts, which jointly increased by Ps. 24.7 million, or 29.5%.

-	Operating costs at the Montego Bay airport increased by Ps. 216.7 million, or 54.9% compared to 4Q17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 166.8 million. Increases in cost of services of Ps. 13.4 million, concession taxes of Ps. 4.3 million and depreciation and amortization of Ps. 5.1 million, and, an increase in other costs of Ps. 27.1 million due to a non-recurring income registered in 2017, also partially contributed to this increase.

Operating margin increased by 50 bp from 49.3% in 4Q17 to 49.8% in 4Q18. Excluding the effects of IFRIC 12, operating margin increased from 53.9% in 4Q17 to 56.2% in 4Q18. Operating income increased by Ps. 349.6 million, or 23.1%, compared to 4Q17.

EBITDA margin decreased by 120 bp from 61.8% in 4Q17 to 60.6% in 4Q18. The EBITDA margin, excluding the effects of IFRIC 12, increased by 80 bp from 67.6% in 4Q17 to 68.4% in 4Q18. The nominal value of EBITDA increased by Ps. 369.1 million, or 19.4%, compared to 4Q17.

Financial result decreased by Ps. 103.8 million, from a net expense of Ps. 231.9 million in 4Q17 to Ps. 128.1 million in 4Q18. This increase was mainly the result of:

-	The foreign exchange loss of Ps. 221.9 million in 4Q17 compared to a gain of Ps. 10.5 million in 4Q18, mainly due to a 4.7% depreciation of the Mexican peso against the U.S. dollar in 4Q18, compared to a depreciation of 8.4% in 4Q17, thus generating an increase in foreign exchange gain of Ps. 211.4 million. This effect was offset by a decrease in net foreign exchange gain due to the foreign currency translation effect of Ps. 118.0 million compared with 4Q17.

-	Interest expenses increased by Ps. 95.0 million, or 49.2%, compared to 4Q17, mainly due to an increase in interest rates.

-	Interest income decreased by Ps. 12.6 million or 6.9%, due to a decline in the Company’s cash position.

Comprehensive income increased by Ps. 115.5 million, or 8.9%, compared to 4Q17.

This increase was mainly a result of an increase in income before income taxes of Ps. 468.0 million, or 37.0%, which was offset by a net exchange rate gain from the currency translation effect of Ps. 118.0 million, or 35.3%

Income taxes increased by Ps. 236.1 million, or 78.3%, due to a decline in the benefit from deferred income tax of Ps. 91.2 million, as well as to an increase in current tax incurred of Ps. 144.9 million.

Consolidated Results for the Twelve Months ended December 31, 2018 (in thousands of pesos):

	12M17	12M18	Change
Revenues
Aeronautical services	8,280,522	9,499,154	14.7%
Non-aeronautical services	2,772,905	3,183,532	14.8%
Improvements to concession assets (IFRIC 12)	1,312,491	1,440,204	9.7%
Total revenues	12,365,918	14,122,890	14.2%

Operating costs
Costs of services:	2,110,407	2,453,722	16.3%
Employee costs	663,360	773,630	16.6%
Maintenance	505,352	528,929	4.7%
Safety, security & insurance	317,023	386,079	21.8%
Utilities	278,895	334,994	20.1%
Other operating expenses	345,777	430,090	24.4%

Technical assistance fees	357,451	411,477	15.1%
Concession taxes	944,197	1,076,350	14.0%
Depreciation and amortization	1,443,562	1,569,637	8.7%
Cost of improvements to concession assets (IFRIC 12)	1,312,491	1,440,204	9.7%
Other expense (income)	(83,921)	(73,152)	(12.8%)
Total operating costs	6,084,187	6,878,237	13.1%
Income from operations	6,281,731	7,244,652	15.3%

Financial Result	(99,389)	(236,033)	137.5%
Share of profit (loss) of associates	(10,620)	(947)	91.1%
Income before income taxes	6,171,722	7,007,672	13.5%
Income taxes	(1,440,641)	(1,869,041)	29.7%
Net income	4,731,081	5,138,631	8.6%
Currency translation effect	(226,494)	(103,569)	(54.3%)
Remeasurements of employee benefit – net income tax	(2,602)	(161)	(93.8%)
Comprehensive income	4,501,985	5,034,901	11.8%
Non-controlling interest	(50,326)	(98,374)	(95.5%)
Comprehensive income attributable to controlling interest	4,451,659	4,936,527	10.9%

	12M17	12M18	Change
EBITDA	7,725,293	8,814,289	14.1%
Comprehensive income	4,501,985	5,034,901	11.8%
Comprehensive income per share (pesos)	8.0249	8.9749	11.8%
Comprehensive income per ADS (US dollars)	4.0861	4.5709	11.9%

Operating income margin	50.8%	51.3%	1.0%
Operating income margin (excluding IFRIC 12)	56.8%	57.1%	0.5%
EBITDA margin	62.5%	62.4%	(0.1%)
EBITDA margin (excluding IFRIC 12)	69.9%	69.5%	(0.6%)
Costs of services and improvements / total revenues	27.7%	27.6%	(0.4%)
Cost of services / total revenues (excluding IFRIC 12)	19.1%	19.3%	1.3%

- Net income and comprehensive income per share are calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.6350 per U.S. dollar (the noon buying rate on December 31, 2018, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.2357 per U.S. dollar for the twelve months ended December 31, 2018 was used.

Revenues (12M18 vs 12M17)

•	Aeronautical services revenues increased by Ps. 1,218.6 million, or 14.7%.
•	Non-aeronautical services revenues increased by Ps. 410.6 million, or 14.8%.
•	Revenues from improvements to concession assets declined by Ps. 127.7 million, or 9.7%.
•	Total revenues increased by Ps. 1,757.0 million, or 14.2%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 1,089.0 million, or 15.6%, compared to 12M17, generated primarily by the 10.9% passenger traffic increase, as well as higher passenger fees due to inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 129.6 million, or 10.0%, compared to 12M17. This was due to a 6.1% increase in passenger traffic, an adjustment in passenger fees as a result of inflation and a 1.6% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 18.9354 in 12M17 to an average exchange rate of Ps. 19.2357 in 12M18.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 363.2 million, or 16.0%, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 213.4 million, while revenues from businesses operated directly by the Company increased by Ps. 151.6 million. This increase was offset by a decline in recovery of costs of Ps. 1.8 million.

Dollar revenues from VIP lounges, timeshares, duty-free stores and car rentals rose by a combined 16.3%. Upon conversion to pesos, these revenues increased by Ps. 121.8 million, or 18.1%.

ii.	Montego Bay airport revenues increased by Ps. 47.4 million, or 9.5%, compared to 12M17, mainly due to a 7.8% increase in revenues, as well as to the 1.6% depreciation of the Mexican peso against the U.S. dollar in 12M18.

	12M17	12M18	Change
Businesses operated by third parties:
Leasing of space	203,521	229,121	12.6%
Car rentals	234,780	310,254	32.1%
Food and beverage operations	276,275	336,962	22.0%
Retail operations	314,858	344,994	9.6%
Duty-free operations	397,556	468,311	17.8%
Timeshares operations	186,879	196,517	5.2%
Ground transportation	120,246	129,535	7.7%
Communications and financial services	69,899	81,747	16.9%
Other commercial revenues	92,923	56,828	(38.8%)
Total	1,896,938	2,154,267	13.6%

Businesses operated directly by us:
Car parking	277,229	320,575	15.6%
Advertising	154,619	177,917	15.1%
VIP lounges	154,737	222,736	43.9%
Convenience stores	89,137	107,148	20.2%
Total	675,722	828,376	22.6%
Recovery of costs	200,245	200,889	0.3%
Total Non-aeronautical Revenues	2,772,905	3,183,532	14.8%

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[2] (IFRIC 12) increased by Ps. 127.7 million, or 9.7%, compared to 12M17, due to an increase in improvements to concession assets in the Montego Bay airport of Ps. 479.8 million compared to 12M17. This effect was offset by a 28.3% decline in committed investments under the Master Development Program for the Mexican airports in 2018, which resulted in a decrease in revenues from improvements to concession assets of Ps. 352.1 million in 12M18.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 794.1 million, or 13.1%, compared to 12M17, and comprised the following:

-	Operating Costs at the Mexican airports rose by Ps. 189.7 million, or 3.9%, mainly due to an increase in the cost of services of Ps. 295.3 million, or 17.2%, depreciation and amortization of Ps. 116.0 million, as well as Ps. 126.3 million in costs for technical assistance and concession assets, which were offset by a decrease in improvements to concession assets (IFRIC 12) of Ps. 352.1 million, or 28.3%. The increase in cost of services was mainly due to:

•	An increase in employee costs of Ps. 104.9 million, or 19.2%, due to an increase in the personnel count, annual salary raises and organizational restructuring costs.
•	Maintenance costs rose by Ps. 17.7 million, or 4.1%, mainly from maintenance of operating areas, maintenance equipment and higher cleaning service costs due to an expansion of terminal buildings. This result was offset by a decline in documented baggage inspection equipment.
•	An increase in safety, security and insurance costs of Ps. 57.3 million, or 22.7%, due to a higher personnel count based on a higher number of security checkpoints.
•	Other operating expenses increased of Ps. 67.1 million, or 22.4%, mainly due to higher professional services fees, sales costs for the VIP lounges and reserve for doubtful accounts, which together increased by Ps. 62.6 million or 22.3%.

-	Operating costs at the Montego Bay airport increased by Ps. 604.3 million, or 47.9% compared to 12M17, mainly due to an increase in improvements to concession assets (IFRIC 12) of Ps. 479.8 million, an increase in concession taxes of Ps. 59.9 million, or 12.4%, and an increase in cost of services of Ps. 48.0 million, or 12.1%.

Operating margin increased by 50 bp from 50.8% in 12M17 to 51.3% in 12M18. Operating margin, excluding the effects of IFRIC 12, increased by 30 bp from 56.8% in 12M17 to 57.1% in 12M18. Operating income increased by Ps. 962.9 million, or 15.3%, compared to 12M17.

EBITDA margin decreased by 10 bp from 62.5% in 12M17 to 62.4% in 12M18. EBITDA margin, excluding the effects of IFRIC 12, decreased by 40 basis points from 69.9% in 12M17 to 69.5% in 12M18. The nominal value of EBITDA increased by Ps. 1,089 million, or 14.1%.

Financial result increased by Ps. 136.6 million, from a net cost of Ps. 99.4 million in 12M17 to a net cost of Ps. 236.0 million in 12M18. This amount mainly includes:

-	The foreign exchange gain increased from a gain of Ps. 99.1 million in 12M17 to a gain of Ps. 199.7 million in 12M18 due to a 4.5% appreciation of the Mexican peso against the U.S. dollar in 12M17 compared to an appreciation of 0.3% in 12M18, which generated an increase in foreign exchange gain of Ps. 100.6 million. This effect was offset by a decrease in net foreign exchange loss due to the currency translation effect of Ps. 122.9 million compared with 12M17.

-	Interest expenses increased by Ps. 307.9 million compared to 12M17, mainly due to an increase in interest rates, as well as the increase in debt derived from the issuance of long-term bonds.

-	Interest income increased by Ps. 70.7 million, due to an increase in interest rates.

Comprehensive income increased by Ps. 532.9 million, or 11.8%, compared to 12M17.

The main factor in this increase was an increase in income before income taxes of Ps. 836.0 million, or 13.5%, which was offset by a net exchange rate loss from the currency translation effect of Ps. 122.9 million, or 54.3%.

Income taxes increased by Ps. 428.4 million due to an increase in tax incurred of Ps. 267.9 million and a decline in deferred income tax benefits of Ps. 160.5 million. The decline in the deferred income tax benefits was mainly due a lower inflation rate, which fell from 6.8% in 12M17 to 4.8% in 12M18.

Statement of Financial Position

Total assets as of December 31, 2018 increased by Ps. 33.0 million compared to December 31,2017, primarily due to the following items: i) improvements to concession assets of Ps. 1,038.8 million, ii) machinery, equipment and improvements to leased buildings of Ps. 250.5 million and iii) client accounts receivable of Ps. 398.0 million. This result was offset by a decline in: i) cash and cash equivalents of Ps. 1,578.7 million, ii) airport facilities usage rights of Ps. 56.7 million and iii) other acquired rights of Ps. 16.7 million.

Total liabilities as of December 31, 2018 increased by Ps. 337.6 million compared to December 31, 2017. This increase was primarily due to: i) bank loans of Ps. 280.6 million, mainly driven by a 0.3% depreciation of the Mexican peso, ii) taxes payable of Ps. 90.8 million, iii) account receivables of Ps. 64.6 million and iv) advance payments to clients of Ps. 30.7 million. This result was offset by a decline in income taxes of Ps. 135.5 million, among other factors.

Recent Events

At year-end 2018, GAP officially submitted a draft of the Master Development Program for the 2020-2024 period to the principal users of each Mexican airport to obtain feedback on its plans to improve and expand infrastructure. According to the Concession Agreement, the Company expects aviation authorities to approve investment amounts and applicable fees contemplated for the 2020-2024 period by the end of 2019.

***

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	4Q17	4Q18	Change	12M17	12M18	Change
Guadalajara
Aeronautical services	649,795	750,204	15.5%	2,426,289	2,824,677	16.4%
Non-aeronautical services	161,685	222,517	37.6%	645,997	796,739	23.3%
Improvements to concession assets (IFRIC 12)	40,281	(19,701)	(148.9%)	326,198	110,415	(66.2%)
Total Revenues	851,759	953,020	11.9%	3,398,484	3,731,830	9.8%
Operating income	534,689	655,621	22.6%	2,072,491	2,454,759	18.4%
EBITDA	620,208	735,798	18.6%	2,367,936	2,765,641	16.8%

Tijuana
Aeronautical services	310,204	362,834	17.0%	1,158,896	1,344,122	16.0%
Non-aeronautical services	71,480	93,537	30.9%	304,023	326,214	7.3%
Improvements to concession assets (IFRIC 12)	3,313	(46,530)	(1504.6%)	203,664	100,986	(50.4%)
Total Revenues	384,997	409,841	6.5%	1,666,582	1,771,323	6.3%
Operating income	211,632	277,271	31.0%	883,965	1,042,367	17.9%
EBITDA	253,015	325,496	28.6%	1,045,858	1,223,272	17.0%

Puerto Vallarta
Aeronautical services	248,735	273,507	10.0%	989,137	1,088,417	10.0%
Non-aeronautical services	82,145	96,661	17.7%	371,939	399,427	7.4%
Improvements to concession assets (IFRIC 12)	40,741	30,022	(26.3%)	101,235	40,330	(60.2%)
Total Revenues	371,622	400,190	7.7%	1,462,309	1,528,174	4.5%
Operating income	184,964	227,131	22.8%	863,209	942,551	9.2%
EBITDA	222,069	265,673	19.6%	1,005,971	1,095,781	8.9%

Los Cabos
Aeronautical services	276,150	311,955	13.0%	1,111,293	1,244,106	12.0%
Non-aeronautical services	145,005	182,112	25.6%	618,468	698,891	13.0%
Improvements to concession assets (IFRIC 12)	12,342	130,404	956.6%	222,106	346,956	56.2%
Total Revenues	433,497	624,471	44.1%	1,951,865	2,289,954	17.3%
Operating income	291,654	319,275	9.5%	1,171,837	1,272,180	8.6%
EBITDA	347,117	374,877	8.0%	1,373,078	1,490,038	8.5%

Montego Bay
Aeronautical services	301,906	337,812	11.9%	1,290,079	1,419,674	10.0%
Non-aeronautical services	121,850	138,971	14.1%	496,477	543,878	9.5%
Improvements to concession assets (IFRIC 12)	66,131	232,887	252.2%	66,131	545,959	725.6%
Total Revenues	489,887	709,669	44.9%	1,852,687	2,509,511	35.5%
Operating income	124,946	128,006	2.4%	590,192	642,714	8.9%
EBITDA	211,406	219,574	3.9%	935,053	997,677	6.7%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	4Q17	4Q18	Change	12M17	12M18	Change
Guanajuato
Aeronautical services	107,820	134,119	24.4%	386,726	484,799	25.4%
Non-aeronautical services	30,913	40,694	31.6%	116,686	148,119	26.9%
Improvements to concession assets (IFRIC 12)	39,491	(24,809)	(162.8%)	122,133	16,244	(86.7%)
Total Revenues	178,224	150,005	(15.8%)	625,544	649,162	3.8%
Operating income	88,490	112,187	26.8%	312,364	408,037	30.6%
EBITDA	102,356	128,845	25.9%	365,199	469,110	28.5%

Hermosillo
Aeronautical services	75,362	80,169	6.4%	272,941	306,118	12.2%
Non-aeronautical services	15,614	24,116	54.4%	62,481	82,922	32.7%
Improvements to concession assets (IFRIC 12)	81,688	45,202	(44.7%)	174,769	47,541	(72.8%)
Total Revenues	172,665	149,487	(13.4%)	510,191	436,581	(14.4%)
Operating income	35,039	37,608	7.3%	142,836	153,575	7.5%
EBITDA	52,908	56,740	7.2%	202,076	226,211	11.9%

Others (1)
Aeronautical services	171,365	212,407	23.9%	645,162	787,242	22.0%
Non-aeronautical services	36,762	52,558	43.0%	156,833	187,340	19.5%
Improvements to concession assets (IFRIC 12)	(21,282)	78,283	(467.8%)	96,256	231,771	140.8%
Total Revenues	186,845	343,248	83.7%	898,251	1,206,354	34.3%
Operating income	46,383	85,659	84.7%	205,975	313,021	52.0%
EBITDA	92,202	132,177	43.4%	381,448	500,017	31.1%

Total
Aeronautical services	2,141,338	2,463,008	15.0%	8,280,522	9,499,154	14.7%
Non-aeronautical services	665,453	851,166	27.9%	2,772,905	3,183,532	14.8%
Improvements to concession assets (IFRIC 12)	262,705	425,757	62.1%	1,312,491	1,440,204	9.7%
Total Revenues	3,069,497	3,739,930	21.8%	12,365,918	14,122,890	14.2%
Operating income	1,517,797	1,842,756	21.4%	6,242,868	7,229,205	15.8%
EBITDA	1,901,281	2,239,179	17.8%	7,676,620	8,767,746	14.2%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

	2017	2018	Change	%
Assets
Current assets
Cash and cash equivalents	7,730,143	6,151,457	(1,578,686)	(20.4%)
Trade accounts receivable - net	997,370	1,395,362	397,992	39.9%
Other current assets	252,646	293,387	40,741	16.1%
Total current assets	8,980,159	7,840,206	(1,139,953)	(12.7%)

Advanced payments to suppliers	123,988	226,548	102,560	82.7%
Machinery, equipment and improvements to leased buildings - net	1,655,688	1,906,233	250,545	15.1%
Improvements to concession assets - net	9,944,022	10,982,860	1,038,838	10.4%
Airport concessions - net	11,754,661	11,412,119	(342,542)	(2.9%)
Rights to use airport facilities - net	986,995	930,296	(56,699)	(5.7%)
Other acquired rights	514,993	498,296	(16,697)	(3.2%)
Deferred income taxes	5,354,282	5,472,279	117,997	2.2%
Other non-current assets	202,743	281,665	78,922	38.9%
Total assets	39,517,532	39,550,502	32,969	0.1%

Liabilities
Current liabilities	2,295,147	2,172,524	(122,623)	(5.3%)
Long-term liabilities	15,145,616	15,605,829	460,213	3.0%
Total liabilities	17,440,763	17,778,352	337,589	1.9%

Stockholders' Equity
Common stock	9,028,446	7,777,576	(1,250,870)	(13.9%)
Legal reserve	1,119,029	1,345,710	226,681	20.3%
Net income	4,649,120	5,037,368	388,248	8.4%
Retained earnings	4,352,149	4,514,704	162,555	3.7%
Reserve for share repurchase	2,728,374	2,983,374	255,000	9.3%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	876,300	775,619	(100,681)	(11.5%)
Remeasurements of employee benefit – Net	8,171	8,009	(162)	(2.0%)
Total controlling interest	21,028,215	20,708,986	(319,229)	(1.5%)
Non-controlling interest	1,048,554	1,063,164	14,610	1.4%
Total stockholder´s equity	22,076,769	21,772,150	(304,619)	(0.1%)

Total liabilities and stockholders' equity	39,517,532	39,550,502	32,969	0.1%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	4Q17	4Q18	Change	12M17	12M18	Change
Cash flows from operating activities:
Consolidated net income	963,378	1,195,265	24.1%	4,731,081	5,138,631	8.6%

Postemployment benefit costs	4,172	(7,018)	(268.2%)	16,688	7,465	(55.3%)
Bad debt expense	1,644	(11,644)	(808.3%)	866	(15,131)	(1846.7%)
Depreciation and amortization	386,376	405,887	5.0%	1,443,562	1,569,637	8.7%
Lost sale of fixed assets	-	5,945	100.0%	-	5,554	100.0%
Interest expense	184,006	264,344	43.7%	600,813	896,165	49.2%
Loss (gain) share of profit of associates	14,830	100	(99.3%)	10,620	947	(91.1%)
Long-term provisions	1,614	(7,510)	(565.3%)	6,480	(2,650)	(140.9%)
Income tax expense	301,684	537,798	78.3%	1,440,641	1,869,041	29.7%
Bank loan exchange rate fluctuation	189,795	132,552	(30.2%)	(172,849)	10,827	(106.3%)
Net loss on derivative financial instruments	(69,438)	(3,610)	(94.8%)	(34,361)	(29,643)	(13.7%)
	1,978,061	2,512,110	27.0%	8,043,543	9,450,843	17.5%

Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(186,195)	(391,157)	110.1%	(394,746)	(383,361)	(2.9%)
Recoverable tax on assets and other assets	32,368	60,340	86.4%	9,275	93,827	911.6%
Increase (decrease) in
Concession taxes payable	128,994	131,954	2.3%	55,422	43,672	(21.2%)
Accounts payable	(296,601)	132,779	(144.8%)	275,573	294,070	6.7%
Cash generated by operating activities	1,656,627	2,446,026	47.7%	7,989,068	9,499,050	18.9%
Income taxes paid	(372,898)	(591,249)	58.6%	(1,820,363)	(2,263,432)	24.3%
Net cash flows provided by operating activities	1,283,729	1,854,777	44.5%	6,168,704	7,235,619	17.3%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(531,697)	(808,399)	52.0%	(1,923,891)	(2,501,656)	30.0%
Cash flows from sales of machinery and equipment	(23)	6,156	(26865.2%)	-	6,604	100.0%
Other investing activities	-	(7,023)	100.0%	-	(15,459)	100.0%
Acquisition business	(2,849)	-	(100.0%)	(14,686)	-	(100.0%)
Equity reimbursement of associate	-	(39,900)	100.0%	-	(39,900)	100.0%
Net cash used by investment activities	(534,569)	(849,166)	58.9%	(1,938,578)	(2,550,411)	31.6%
Cash flows from financing activities:
Dividends declared and paid	(1,503,146)	(2,002,443)	33.2%	(3,006,292)	(4,004,886)	33.2%
Dividends declared and paid non-controlling interest	-	(2,845)	100.0%	-	(274,686)	100.0%
Capital distribution	-	-	0.0%	(1,750,167)	(1,250,870)	(28.5%)
Debt securities	2,300,000	-	(100.0%)	3,800,000	-	(100.0%)
Proceeds from bank loans	-	196,015	100.0%	-	534,807	100.0%
Payments on bank loans	(4,461)	(2,611)	(41.5%)	(151,724)	(252,095)	66.2%
Interest paid	(101,068)	(178,274)	76.4%	(579,133)	(903,728)	56.0%
Interest paid on lease	-	(3,734)	0.0%	-	(3,734)	100.0%
Payments of obligations for leasing	-	(11,504)	100.0%	-	(11,504)	0.0%
Net cash flows used in financing activities	691,325	(2,005,396)	(390.1%)	(1,687,316)	(6,166,695)	265.5%

Effects of exchange rate changes on cash held	147,718	9,665	(93.5%)	(806)	(97,200)	11959.6%
Net increase in cash and cash equivalents	1,588,203	(990,120)	(162.3%)	2,542,005	(1,578,686)	(162.1%)
Cash and cash equivalents at beginning of year	6,141,940	7,141,575	16.3%	5,188,138	7,730,143	49.0%
Cash and cash equivalents at the end of year	7,730,143	6,151,457	(20.4%)	7,730,143	6,151,457	(20.4%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	4Q17	4Q18	Change	12M17	12M18	Change
Revenues
Aeronautical services	2,141,338	2,463,008	15.0%	8,280,522	9,499,154	14.7%
Non-aeronautical services	665,453	851,166	27.9%	2,772,905	3,183,532	14.8%
Improvements to concession assets (IFRIC 12)	262,705	425,757	62.1%	1,312,491	1,440,204	9.7%
Total revenues	3,069,496	3,739,932	21.8%	12,365,918	14,122,890	14.2%

Operating costs
Costs of services:	651,354	705,634	8.3%	2,110,407	2,453,722	16.3%
Employee costs	181,638	188,514	3.8%	663,360	773,630	16.6%
Maintenance	208,318	186,767	(10.3%)	505,352	528,929	4.7%
Safety, security & insurance	89,158	101,706	14.1%	317,023	386,079	21.8%
Utilities	70,440	93,440	32.7%	278,895	334,994	20.1%
Other operating expenses	101,800	135,207	32.8%	345,777	430,090	24.4%

Technical assistance fees	88,807	107,773	21.4%	357,451	411,477	15.1%
Concession taxes	247,468	274,274	10.8%	944,197	1,076,350	14.0%
Depreciation and amortization	386,376	405,887	5.0%	1,443,562	1,569,637	8.7%
Cost of improvements to concession assets (IFRIC 12)	262,705	425,757	62.1%	1,312,491	1,440,204	9.7%
Other expense (income)	(78,967)	(40,708)	(48.4%)	(83,921)	(73,152)	(12.8%)
Total operating costs	1,557,743	1,878,617	20.6%	6,084,187	6,878,237	13.1%
Income from operations	1,511,753	1,861,314	23.1%	6,281,731	7,244,652	15.3%

Financial Result	(231,861)	(128,150)	(44.7%)	(99,389)	(236,033)	137.5%
Share of profit (loss) of associates	(14,829)	(100)	99.3%	(10,620)	(947)	91.1%
Income before income taxes	1,265,063	1,733,065	37.0%	6,171,722	7,007,672	13.5%
Income taxes	(301,684)	(537,798)	78.3%	(1,440,641)	(1,869,041)	29.7%
Net income	963,379	1,195,265	24.1%	4,731,081	5,138,631	8.6%
Currency translation effect	334,217	216,170	(35.3%)	(226,494)	(103,569)	(54.3%)
Remeasurements of employee benefit – net income tax	(1,976)	(304)	(84.6%)	(2,602)	(161)	(93.8%)
Comprehensive income	1,295,620	1,411,131	8.9%	4,501,985	5,034,901	11.8%
Non-controlling interest	(64,936)	(48,923)	24.7%	(50,326)	(98,374)	(95.5%)
Comprehensive income attributable to controlling interest	1,230,684	1,362,208	10.7%	4,451,659	4,936,527	10.9%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2017	10,778,613	960,943	2,683,374	(1,733,374)	7,561,527	1,081,931	21,333,013	1,071,554	22,404,567
Transfer of earnings	-	158,086	-	-	(158,086)	-	-	-	-
Dividends declared	-	-	-	-	(3,006,292)	-	(3,006,292)	-	(3,006,292)
Reserve for repurchase of share	-	-	45,000	-	(45,000)	-	-	-	-
Capital distribution	(1,750,167)	-	-	-	-	-	(1,750,167)	-	(1,750,167)
Dividends paid non-controlling interest	-	-	-	-	-	-	-	(73,326)	(73,326)
Comprehensive income:
Net income	-	-	-	-	4,649,120	-	4,649,120	81,961	4,731,081
Foreign currency translation reserve	-	-	-	-	-	(194,859)	(194,859)	(31,635)	(226,494)
Remeasurements of employee benefit – Net	-	-	-	-	-	(2,600)	(2,600)	-	(2,600)
Balance as of December 31, 2017	9,028,446	1,119,029	2,728,374	(1,733,374)	9,001,269	884,471	21,028,215	1,048,554	22,076,769
Transfer of earnings	-	226,681	-	-	(226,681)	-	-	-	-
Dividends declared	-	-	-	-	(4,004,886)	-	(4,004,886)	-	(4,004,886)
Reserve for repurchase of share	-	-	255,000	-	(255,000)	-	-	-	-
Capital distribution	(1,250,870)	-	-	-	-	-	(1,250,870)	-	(1,250,870)
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(83,764)	(83,764)
Comprehensive income:
Net income	-	-	-	-	5,037,368	-	5,037,368	101,263	5,138,631
Foreign currency translation reserve	-	-	-	-	-	(100,680)	(100,680)	(2,889)	(103,569)
Remeasurements of employee benefit – Net	-	-	-	-	-	(161)	(161)	-	(161)
Balance as of December 31, 2018	7,777,576	1,345,710	2,983,374	(1,733,374)	9,552,072	783,628	20,708,986	1,063,164	21,772,150

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. In addition, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method in the share of profit (loss) of associates.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	4Q17	4Q18	Change	12M17	12M18	Change
Total passengers	10,518.3	11,465.5	9.0%	40,708.5	44,947.9	10.4%
Total cargo volume (in WLUs)	549.3	613.0	11.6%	2,098.3	2,213.0	5.5%
Total WLUs	11,067.4	12,078.4	9.1%	42,807.3	47,160.9	10.2%

Aeronautical & non aeronautical services per passenger (pesos)	266.9	289.1	8.3%	271.5	282.2	3.9%
Aeronautical services per WLU (pesos)	193.5	203.9	5.4%	193.4	201.4	4.1%
Non aeronautical services per passenger (pesos)	63.3	74.2	17.3%	68.1	70.8	4.0%
Cost of services per WLU (pesos)	58.9	58.4	(0.7%)	49.3	52.0	5.5%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date February 21, 2019